SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 22 November, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Bank of Ireland


2. Name of shareholder having a major interest

UBS Global Asset Management - IFS


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS Fund Management (Switzerland) AG
UBS Fund Services (Luxembourg) SA


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above


5. Number of shares / amount of stock acquired

UBS Fund Management (Switzerland) AG - 4,047,097
UBS Fund Services (Luxembourg) SA - 25,704,532


6. Percentage of issued class

3%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary Stock


10. Date of transaction

16 November 2007


11. Date company informed

21 November 2007


12. Total holding following this notification

29,751,629


13. Total percentage holding of issued class following this notification

3%


14. Any additional information

Bank of Ireland is making this notification on receipt of a notification from UBS Global Asset Management - IFS under The Transpency (Directive 2004/109/EC) Regulations 2007


15. Name of contact and telephone number for queries

John B. Clifford
Tel: 00 353 1 6043400


16. Name and signature of authorised company official responsible for making this notification

Audrey Casey


Date of notification

22 November 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 22 November, 2007